Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 21, 2020, Penske Automotive Group, Inc. (the “Company”) had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – our voting common stock, $0.0001 par value per share (our “Common Stock”).    The following description of our Common Stock is a summary and does not purport to be complete. The description is subject to and qualified in its entirety by reference to our Restated Certificated of Incorporation, as amended through July 2, 2007 (our “Certificate of Incorporation”), our Amended and Restated By-laws (our “By-laws”), and applicable Delaware law.

Authorized Shares

The Company’s authorized shares are 267,225,000 shares of capital stock, $0.0001 par value per share, consisting of: (a) 240,000,000 shares of our Common Stock; (b) 7,125,000 shares of non-voting common stock; (c) 20,000,000 shares of Class C common stock; and (d) 100,000 shares of preferred stock.

Our board of directors is authorized to issue preferred stock in series and to fix any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares, and such other subjects and matters as may be fixed by resolution of our board of directors.  No shares of non-voting common stock, Class C common stock or preferred stock are outstanding.

Dividends

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds available.

Voting Rights

Each holder of our Common Stock is entitled to one vote per share on all matters to be voted on by our stockholders.

If any non-voting common stock is issued, holders of non-voting common stock would generally not be entitled to vote their stock on any matter on which our stockholders are entitled to vote.

If any non-voting common stock is issued, holders of non-voting common stock would vote as a separate class on any merger or consolidation of the Company with or into another entity or entities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of our Common Stock or would otherwise be treated differently from shares of our Common Stock in connection with such transaction, except that shares of non-voting common stock may, without such a separate class vote, receive non-voting securities which are otherwise identical to the voting securities received with respect to our Common Stock so long as (1) the non-voting securities are convertible into the voting securities on the same terms as the non-voting common stock is convertible into voting common stock and (2) all other consideration is equal on a per share basis.  If any non-voting common stock is issued, holders of shares of non-voting common stock would vote as a separate class on any amendment to the provisions contained in this paragraph.

If any Class C common stock is issued, holders of Class C common stock would be entitled to one-tenth of one vote for each share of Class C common stock held by such holder.

The holders of shares of our Common Stock and Class C common stock and, on any matter on which the holders of shares of non-voting common stock are entitled to vote, the holders of shares of non-voting common stock, all vote together as a single class; provided, however, that the holders of shares of non-voting common stock or Class C common stock are entitled to vote as a separate class on any amendment, repeal or modification of any provision of our  Certificate of Incorporation that adversely affects the powers, preference or special rights of the holders of the non-voting common stock or Class C common stock, respectively.

Liquidation Rights

Upon liquidation of the Company, holders of our Common stock,  non-voting common stock and Class C common stock are entitled to share equally in a distribution of the Company’s assets after provision for the Company’s liabilities and the liquidation preference of any outstanding preferred stock (if any).

Other Rights

Holders of shares of our Common stock, non-voting common stock and Class C common stock do not have preemptive or other rights to subscribe for additional shares of common stock or for any of our other securities. In addition, there are no redemption or sinking fund provisions for holders of our Common stock, non-voting common stock and Class C common stock.  Our outstanding Common Stock is fully paid and non-assessable.

Holders of our Common Stock that are subject to Regulation Y (“regulated stockholders”) may at any time convert their shares of our Common Stock into an equal number of shares of non-voting common stock in order to comply with applicable regulatory requirements.

Holders of non-voting common stock may at any time convert any or all of their shares into an equal number of shares of our Common Stock. However, a holder of non-voting common stock may not convert its shares if, as a result of that conversion, the holder would control (1) more shares of our Common Stock or other securities than the holder is permitted to own pursuant to any regulation applicable to it or (2) with respect to holders regulated by state insurance law, 5% or more of our Common Stock. However, the shares of non-voting common stock may be converted into our Common Stock if the holder believes that such converted shares will be transferred within 15 days pursuant to a “conversion event” and the holder agrees not to vote such shares of our Common Stock prior to the conversion event and undertakes to convert such shares back into non-voting common stock if such shares are not transferred pursuant to a conversion event.  A “conversion event” includes a public offering by us and certain changes of control of our Company.

We may not convert or directly or indirectly redeem, purchase or otherwise acquire any shares of our Common Stock or any other class of our capital stock or take any other action affecting the voting rights of such shares if such action will increase the percentage of any class of outstanding voting securities owned or controlled by any regulated stockholder, unless we give written notice of such action to each regulated stockholder. We must defer making any such conversion, redemption, purchase or acquisition for a period of 30 days after giving notice to the regulated stockholders.

We may not be a party to any reorganization, merger or consolidation pursuant to which any regulated stockholder would be required to take (1) any voting securities that would cause such holder to violate any law, regulation or other governmental requirement or (2) any securities convertible into voting securities which if such conversion occurred would cause such holder to violate any law, regulation or governmental requirement.

Exchange Listing

Our Common Stock is traded on the New York Stock Exchange under the symbol “PAG.”

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Provisions of Delaware Law

A number of provisions in our Certificate of Incorporation, our By-laws and Delaware law may make it more difficult to acquire control of us by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of our Common Stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our Common Stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;
•	discourage certain types of transactions which may involve an actual or threatened change in control of us;
•	discourage certain tactics that may be used in proxy fights;
•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

No Stockholder Action Without a Meeting. Our Certificate of Incorporation and our By-laws provide that stockholders may only take action at an annual or special meeting.

Special Meetings of Stockholders. Our By-laws provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer and must be called by the chief executive officer only upon the request of the holders of a majority of the outstanding shares of capital stock entitled to vote. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors, the chairman of the board or the chief executive officer. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Issuance of Preferred Stock. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our Company.

Authorized But Unissued Shares of Common Stock. The authorized but unissued shares of our Common stock, non-voting common stock and Class C common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our Common stock, non-voting common stock and Class C common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

•	our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

•

the business combination is approved by a majority of our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

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